# 2003

A













Semtech Corporation

# Financial Highlights

| Dollars in thousands, except per share amounts | Fiscal Year 2003 | Fiscal Year 2002 | % Change |
|---|---|---|---|
| Net sales | **$192,958** | $191,210 | +1% |
| Gross profit | **109,861** | 93,290 | +18% |
| Operating income | **30,897** | 27,021 | +14% |
| *Net income* | **$ 34,181** | *$ 26,003* | +31% |
| Earnings per share: | | | |
| Basic | **$ 0.47** | $ 0.37 | +27% |
| Diluted | **$ 0.44** | $ 0.33 | +33% |
| Working capital | **$420,912** | $402,970 | +4% |
| Current ratio | **12.2** | 15.8 | -23% |
| *Long-term debt to equity* | **71%** | 122% | -42% |
| Stockholders' equity | **$341,440** | $298,795 | +14% |
| Equity per share | **$ 4.67** | $ 4.14 | +13% |

Semtech is a leading supplier of analog and mixed-signal semiconductor products used in a wide variety of end-market applications such as notebook and desktop computers, cellular phones, networking equipment and test systems. Calendar year 2002 was another tough year for the semiconductor and overall electronics industries. Despite these challenging conditions, Semtech achieved top line sales growth for the ninth time in the last ten fiscal years. Net income for fiscal year 2003 represented an 18% after-tax-return on net sale. Operating cash flow was a positive $63 million, the sixteenth straight year of positive operating cash flow. Cash of $117 million was spent during the year on the buyback of common stock and convertible notes, helping reduce long-term debt by $123 million and leaving Semtech with $247 million in net cash and investments as of January 26, 2003.


SEC MAIL PROCESSING
RECEIVED
MAY 13 2003
WASH, D.C.
187
SECTION

## Experience, Leadership and Talent

Experience in how to grow. Leadership to oversee growth. Talent to develop products that drive growth. Semtech has the experience, leadership and talent needed to successfully navigate through tough business cycles, and accelerate growth in good ones.


11
years

Average Number of
Years with Semtech

AVERAGE TENURE OF THE 6 MOST SENIOR EXECUTIVES IS 11 YEARS, INCLUDING 17 YEARS OF LEADERSHIP FROM CEO, JACK POE.

## Commitment to growth

Semtech was able to grow net sales in fiscal year 2003, marking the 9th year of growth in the past 10 years. Net income was up 31% over the prior year. Operating cash flow was a positive $63 million, the 16th straight year of positive operating cash flow. It takes experience, leadership and talent to accomplish such a track record of success.



# 23 years

Average Number of Years in the Industry

AVERAGE INDUSTRY EXPERIENCE OF SENIOR MANAGEMENT IS 23 YEARS. NOW WITH ADDED EXPERIENCE OF A NEW COO AND BOARD MEMBERS.

## Experienced leadership

In the past fiscal year, Semtech increased the experience base of its management ranks and Board of Directors. A new President and Chief Operating Officer was named in fiscal year 2003 and three new board members were elected to the Board of Directors. Each bring with them solid experience and leadership qualities.


73%

Percentage of
Salaried Employees
that are Engineers

IN AN INDUSTRY WITH HIGH TURNOVER RATES, SEMTECH IS SETTING A NEW STANDARD FOR WORKFORCE STABILITY.

## engineering rich culture

With such a large number of engineers, and such a low voluntary turnover, Semtech is well tailored for the design, development and marketing of new products. New products drive sales growth and profitability by gaining market share, expanding available content and entering new markets.

# Letter to Stockholders

Calendar year 2002 was yet another challenging year in our industry. The first half of our fiscal year 2003 appeared to represent a solid upturn for our business, yet the second half of the year returned to slow growth and tough competitive markets. In the end, Semtech's net sales increased only 1 percent year-on-year. Operating profits did increase by 14 percent and net income increased by 31 percent; reflecting in part a modest improvement in operating conditions, a decline in one-time charges and increased gains on the repurchase of our convertible subordinated debentures.

While fiscal year 2003 presented the semblance of being a mediocre year, several noteworthy changes were made internally to strengthen the Company. First, the manufacturing structure was improved and we successfully completed the conversion to a fabless model. Second, end-markets and customers for our products were greatly diversified. Third, new product introductions helped position the Company for growth. Finally, technical resources, management depth and experienced board members were added.

Semtech remained solidly profitable and operating cash flow positive during all of fiscal year 2003. In addition, the balance sheet was significantly strengthened. Long-term debt was reduced by $123 million and net cash and investments increased by $68 million, ending the year at $247 million. Inventories were reduced by $6 million and receivables declined by more than $1 million.

**END-MARKETS**
**Fourth Quarter Fiscal Year 2003**


All Other - 14%
Wireless - 24%
ATE - 13%
Wireline - 8%
Laptop/PDAs - 20%
Desktop PC - 21%

**Maximize Cash Flow, Minimize Risk** Semtech completed its transition to being a 100 percent fabless semiconductor company in fiscal year 2003 for all commercial products, an objective we set four years ago. Few companies of our size in the analog and mixed-signal semiconductor industry have chosen to employ such a model for a variety of reasons. We are confident that this fabless model offers several distinct advantages, including cost-effective access to a broad variety of technologies, reduced capital expenditures, and a flexible cost structure for all stages of the business cycle.

The semiconductor industry has traditionally operated in an excess capacity mode during 90 percent of the economic cycle. In the past, availability of leading-edge mixed-signal technologies was limited. But this has changed. With so much development of process technology in the past five years, both in the industry and specifically by Semtech working with its foundry partners, we believe being fabless is the ideal model.

**Factors for Success Remain Unchanged** Market demand turned more bearish in the second half of fiscal year 2003, and visibility from customers in terms of new orders continued to be limited. However, the dynamics of Semtech's business did not change. Success still depends on many of the same, well-known factors.

Success begins with hiring and retaining analog and mixed-signal engineers from a limited pool of skilled people around the world. Semtech kept overall headcount relatively constant, but increased the number of engineers by more than 13 percent in fiscal year 2003. Management depth was also strengthened. Most notable was the addition of Jason Carlson as President and Chief Operating Officer. We also replaced two previously retired members of our Board of Directors with three new board members, each bring a track record of experience and stewardship.

**CASH & INVESTMENTS, NET**
In millions


FY03 - $247
FY02 - $179
FY01 - $131


FY01 - $400
FY02 - $364
FY03 - $242

**LONG-TERM DEBT**
In millions

Investment in research and development increased by $2 million in fiscal year 2003, helping to bring over 80 new, proprietary products to market. The diversity of these new products was apparent in all product groups.

New customers increased our account base by over 50 percent. No end-customer represented 10 percent or more of net sales for the year. The Company's revenue mix became more diversified as business in notebook computers, cell phones and PDAs increased substantially, while our reliance on the desktop computer and automated test equipment market segments declined to 21 percent and 13 percent, respectively, of net sales in the fourth quarter.


ACCOUNT BASE
+50%
ENGINEER BASE
+13%

**Looking Forward to Fiscal Year 2004** We begin fiscal year 2004 amid economic and geopolitical uncertainty, much of which is beyond the control of management. I think we have been prudent in the selection and execution of our business model in the past year. We have strengthened the balance sheet and created further diversity, which should reduce future operating risk. The Company is positioned to grow despite difficult conditions, and we should be able to further benefit from any improvement in overall market conditions.

I wish to thank all our stockholders, customers, employees, officers and directors for their loyal support in the past year.

Very truly yours, **John D. "Jack" Poe**

***Chairman and CEO***

# Financial Section



The Consolidated Financial Statements should be read in conjunction with the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended January 26, 2003.

# Consolidated Statements of Income

| In thousands, except earnings per share data<br>Three years ended January 26, 2003 | 2003 | 2002 | 2001 |
|---|---|---|---|
| **NET SALES** | **$192,958** | $191,210 | $256,685 |
| Cost of Sales | **83,097** | 97,920 | 111,819 |
| **Gross Profit** | **109,861** | 93,290 | 144,866 |
| **Operating costs and expenses:** | | | |
| Selling, general and administrative | **34,426** | 33,798 | 36,164 |
| Product development and engineering | **31,336** | 29,744 | 32,008 |
| One-time charges | **13,202** | 2,727 | — |
| Operating costs and expenses | **78,964** | 66,269 | 68,172 |
| **Operating Income** | **30,897** | 27,021 | 76,694 |
| Interest expense | **(15,125)** | (18,917) | (18,718) |
| Interest and other income, net | **30,312** | 28,012 | 28,052 |
| **Income before provision for taxes** | **46,084** | 36,116 | 86,028 |
| Provision for taxes | **11,903** | 10,113 | 25,808 |
| **NET INCOME** | **$ 34,181** | $ 26,003 | $ 60,220 |
| **Earnings per share -** | | | |
| Basic | **$ 0.47** | $ 0.37 | $ 0.91 |
| Diluted | **$ 0.44** | $ 0.33 | $ 0.79 |
| **Weighted average number of shares -** | | | |
| Basic | **73,013** | 69,983 | 66,247 |
| Diluted | **77,789** | 77,747 | 76,527 |

# Consolidated Balance Sheets

In thousands, except share data
As of January 26, 2003 and January 27, 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | **$ 137,041** | $ 46,300 |
| Temporary investments | **273,382** | 324,870 |
| Receivables, less allowances of $619 in 2003 and $973 in 2002 | **17,676** | 19,181 |
| Inventories | **16,351** | 22,728 |
| Income taxes refundable | **—** | 2,019 |
| Deferred income taxes | **11,731** | 11,786 |
| Other current assets | **2,267** | 3,372 |
| **Total current assets** | **458,448** | 430,256 |
| **Property, plant and equipment, net** | **51,547** | 51,516 |
| **Investments with maturities in excess of 1 year** | **78,624** | 172,332 |
| **Deferred income taxes** | **27,143** | 27,659 |
| **Other assets** | **4,784** | 8,638 |
| TOTAL ASSETS | **$620,546** | $690,401 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | **$ 5,725** | $ 7,341 |
| Accrued liabilities | **26,596** | 16,845 |
| Deferred revenue | **1,583** | 1,936 |
| Income taxes payable | **3,593** | 1,099 |
| Other current liabilities | **39** | 65 |
| **Total current liabilities** | **37,536** | 27,286 |
| **Convertible subordinated debentures** | **241,570** | 364,320 |
| **Commitments and contingencies** | | |
| **Stockholders' equity:** | | |
| Common stock, $0.01 par value, 250,000,000 authorized; 74,006,614 issued and 73,165,414 outstanding in 2003 and 72,148,573 issued and outstanding in 2002 | **740** | 722 |
| Treasury stock; 841,200 at cost in 2003 | **(9,072)** | — |
| Additional paid-in capital | **182,524** | 162,856 |
| Retained earnings | **165,640** | 131,459 |
| Accumulated other comprehensive income | **1,608** | 3,758 |
| **Total stockholders' equity** | **341,440** | 298,795 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | **$620,546** | $690,401 |

# Consolidated Statements of Stockholders' Equity and Comprehensive Income

| In thousands, except share amounts<br>Three years ended January 26, 2003 | Common Stock<br>Number of Shares | <br>Amount | Additional Paid-in Capital | Retained Earnings | Treasury Stock, at Cost | Accumulated Other Comprehensive Income (Loss) | Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance at January 30, 2000** | **64,096,504** | **$641** | **$ 53,564** | **$ 71,498** | **$ —** | **$ (221)** | **$125,482** |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 60,220 | — | — | 60,220 |
| Translation adjustment | — | — | — | — | — | (107) | (107) |
| Comprehensive income | — | — | — | — | — | — | 60,113 |
| Treasury stock repurchase | (42,500) | — | — | — | (1,018) | — | (1,018) |
| Exercise of stock options | 4,062,378 | 41 | 16,946 | — | — | — | 16,987 |
| Tax benefit from exercised stock options | — | — | 40,793 | — | — | — | 40,793 |
| **Balance at January 28, 2001** | **68,116,382** | **$682** | **$111,303** | **$131,718** | **$ (1,018)** | **$ (328)** | **$242,357** |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 26,003 | — | — | 26,003 |
| Change in unrealized gains on investments, net | — | — | — | — | — | 3,782 | 3,782 |
| Translation adjustment | — | — | — | — | — | 304 | 304 |
| Comprehensive income | — | — | — | — | — | — | 30,089 |
| Treasury stock repurchase | (1,187,500) | — | — | — | (32,226) | — | (32,226) |
| Treasury stock reissued | 1,230,000 | — | — | (26,262) | 33,244 | — | 6,982 |
| Exercise of stock options | 3,989,691 | 40 | 21,575 | — | — | — | 21,615 |
| Tax benefit from exercised stock options | — | — | 29,978 | — | — | — | 29,978 |
| **Balance at January 27, 2002** | **72,148,573** | **$722** | **$162,856** | **$131,459** | **$ —** | **$3,758** | **$298,795** |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 34,181 | — | — | 34,181 |
| Change in unrealized gains on investments, net | — | — | — | — | — | (2,388) | (2,388) |
| Translation adjustment | — | — | — | — | — | 238 | 238 |
| Comprehensive income | — | — | — | — | — | — | 32,031 |
| Treasury stock repurchase | (841,200) | — | — | — | (9,072) | — | (9,072) |
| Exercise of stock options | 1,858,041 | 18 | 11,660 | — | — | — | 11,678 |
| Tax benefit from exercised stock options | — | — | 8,008 | — | — | — | 8,008 |
| **Balance at January 26, 2003** | **73,165,414** | **$740** | **$182,524** | **$165,640** | **$ (9,072)** | **$1,608** | **$341,440** |

# Consolidated Statements of Cash Flows

| In thousands<br>Three years ended January 26, 2003 | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | **$ 34,181** | $ 26,003 | $ 60,220 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **9,581** | 10,327 | 8,837 |
| Deferred income taxes | **571** | (18,516) | (13,776) |
| Loss (gain) on disposition of property, plant and equipment | **557** | (302) | — |
| Gain on extinguishment of debt | **(12,718)** | (2,283) | — |
| Provision for doubtful accounts | **29** | 160 | 760 |
| Tax benefit from stock option exercises | **8,008** | 29,978 | 40,793 |
| Changes in assets and liabilities, net of effect of acquisition: | | | |
| Receivables | **1,476** | 18,594 | (13,472) |
| Inventories | **6,377** | 9,742 | (5,014) |
| Income taxes refundable | **2,019** | (2,019) | — |
| Other assets | **2,298** | 681 | (3,407) |
| Accounts payable | **(1,616)** | (5,593) | 2,211 |
| Accrued liabilities | **9,751** | (2,080) | 10,056 |
| Deferred revenue | **(353)** | (113) | (506) |
| Income taxes payable | **2,494** | 343 | (633) |
| Other liabilities | **(26)** | (202) | (65) |
| **Net cash provided by operating activities** | **62,629** | 64,720 | 86,004 |
| **Cash flows from investing activities:** | | | |
| Temporary investments, net | **49,700** | (173,370) | (130,516) |
| Investments, maturing in excess of 1 year, net | **93,108** | (112,253) | (59,215) |
| Proceeds from sale of property, plant and equipment | **—** | 731 | — |
| Purchases of property, plant and equipment | **(9,914)** | (20,812) | (22,667) |
| **Net cash provided by (used in) investing activities** | **132,894** | (305,704) | (212,398) |
| **Cash flows from financing activities:** | | | |
| Issuance of long-term debt, net of fees | **—** | — | 388,489 |
| Exercise of stock options | **11,678** | 21,615 | 16,987 |
| Repurchase of treasury stock | **( 9,072)** | (32,226) | (1,018) |
| Reissuance of treasury stock | **—** | 6,982 | — |
| Repurchase of subordinated debentures | **(107,626)** | (32,573) | — |
| **Net cash provided by (used in) financing activities** | **(105,020)** | (36,202) | 404,458 |
| **Effect of exchange rate changes on cash and cash equivalents** | **238** | 304 | (107) |
| **Net increase (decrease) in cash and cash equivalents** | **90,741** | (276,882) | 277,957 |
| **Cash and cash equivalents at beginning of year** | **46,300** | 323,182 | 45,225 |
| **Cash and cash equivalents at end of year** | **$137,041** | $ 46,300 | $323,182 |

# Five Year Selected Financial Data

The selected historical financial data for each of the fiscal years in the five-year period ended January 26, 2003 have been derived from our audited financial statements. Such information for the three fiscal years ended January 26, 2003 is contained in and should be read in conjunction with our audited financial statements and accompanying notes included in the Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended January 26, 2003.

| | | | Fiscal Year Ended | | |
|---|---|---|---|---|---|
| In thousands, except per share data | January 31, 1999 | January 30, 2000 | January 28, 2001 | January 27, 2002 | January 26, 2003 |
| **Consolidated Statement of Income Data:** | | | | | |
| **NET SALES** | $114,519 | $173,768 | $256,685 | $191,210 | **$192,958** |
| Cost of sales | 60,241 | 82,731 | 111,819 | 97,920 | **83,097** |
| **Gross profit** | 54,278 | 91,037 | 144,866 | 93,290 | **109,861** |
| **Operating costs and expenses:** | | | | | |
| Selling, general and administrative | 20,091 | 27,206 | 36,164 | 33,798 | **34,426** |
| Product development and engineering | 14,026 | 20,342 | 32,008 | 29,744 | **31,336** |
| One-time charges | 1,585 | 531 | — | 2,727 | **13,202** |
| Operating costs and expenses | 35,702 | 48,079 | 68,172 | 66,269 | **78,964** |
| **Operating income** | 18,576 | 42,958 | 76,694 | 27,021 | **30,897** |
| Interest and other income, net | 786 | 1,146 | 9,334 | 9,095 | **15,187** |
| **Income before provision for taxes** | 19,362 | 44,104 | 86,028 | 36,116 | **46,084** |
| Provision for taxes | 6,467 | 14,709 | 25,808 | 10,113 | **11,903** |
| **NET INCOME** | $ 12,895 | $ 29,395 | $ 60,220 | $ 26,003 | **$ 34,181** |
| **Earnings per share -** | | | | | |
| Basic | $ 0.22 | $ 0.48 | $ 0.91 | $ 0.37 | **$ 0.47** |
| Diluted | $ 0.20 | $ 0.42 | $ 0.79 | $ 0.33 | **$ 0.44** |
| **Weighted average number of shares -** | | | | | |
| Basic | 58,688 | 61,670 | 66,247 | 69,983 | **73,013** |
| Diluted | 63,568 | 70,630 | 76,527 | 77,747 | **77,789** |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and investments | $ 42,683 | $ 63,291 | $530,979 | $543,502 | **$489,047** |
| Working capital | 65,844 | 96,687 | 530,737 | 402,970 | **420,912** |
| Total assets | 92,556 | 149,350 | 677,288 | 690,401 | **620,546** |
| Convertible subordinated notes | — | — | 400,000 | 364,320 | **241,570** |
| Total stockholders' equity | $ 79,771 | $125,482 | $242,357 | $298,795 | **$341,440** |

# Corporate Directory

### Board of Directors

John D. Poe
Chairman of the Board and
Chief Executive Officer,
Semtech Corporation

Rockell N. Hankin
Vice Chairman, Semtech Corporation
and Chief Executive,
Hankin Investment Banking

Glen M. Antle
Former Chairman of the Board,
Quickturn Design Systems, Inc.

James P. Burra
Chief Executive Officer,
Endural Division, Hoover Group, Inc.

James T. Lindstrom
Vice President and
Chief Financial Officer,
Ammocore Technology, Inc.

John L. Piotrowski
General (retired),
United States Air Force

James T. Schraith
Chairman,
Nimbus Wireless, Inc.

### Officers and Key Executives

John D. Poe
Chairman of the Board and
Chief Executive Officer

Jason L. Carlson
President and Chief Operating Officer

David G. Franz, Jr.
Vice President, Chief Financial Officer
and Secretary

Paul D. Peterson
Vice President, Sales and Marketing

John T. Shaw
Vice President, Worldwide Operations

R. Nejo Necar
Vice President, Business Development

Kenneth W. Bauer
Vice President, Human Resources

Mark R. Drucker
Vice President, Test and
Measurement Products

Lawrence A. King
Vice President, Portable Products

Jeff T. Pohlman
Vice President, Protection Products

J. Michael Wilson
Vice President, Desktop and
Telecom Power Products

John M. Baumann
Treasurer

Suzanna Fabos
Corporate Counsel and
Assistant Secretary

### Corporate Headquarters

200 Flynn Road
Camarillo, California 93012
Telephone: 805-498-2111

Mailing:
P.O. Box 6097
Camarillo, California 93011-6097

### Web Site

www.semtech.com

### Transfer Agent

Mellon Investor Services
Los Angeles, California
Telephone: 800-522-6645
Web: www.melloninvestor.com

Design: Douglas Joseph Partners, Los Angeles


SEMTECH

semtech.com